Exhibit 99.2

(a joint stock limited company incorporated in the People’s Republic of China)

（於中華人民共和國註冊成立之股份有限公司）

(Stock Code / 股份代號：00525)

NOTIFICATION LETTER 通 知 信 函

10 August 2012

Dear Non-registered holder(1),

Guangshen Railway Company Limited (the “Company”)

– Notice of Publication of Notice of 2012 Extraordinary General Meeting (“Current Corporate Communication”)

The English and Chinese versions of the Company’s Current Corporate Communication are available on the Company’s website at www.gsrc.com and the HKExnews’ website of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) at www.hkexnews.hk.

If you want to receive a printed version of the Current Corporate Communication, please complete the Request Form on the reverse side and return it to the Company’s H Share Registrar c/o Hong Kong Registrars Limited (the “Hong Kong Share Registrar”) by using the mailing label at the bottom of the Request Form (no need to affix a stamp if posted in Hong Kong; otherwise, please affix an appropriate stamp). The address of the Hong Kong Share Registrar is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong. The Request Form may also be downloaded from the Company’s website at www.gsrc.com or the HKExnews’ website of the Stock Exchange at www.hkexnews.hk.

Should you have any queries relating to any of the above matters, please call the Company’s telephone hotline at (852) 2862 8688 during business hours from 9:00 a.m. to 6:00 p.m. Monday to Friday, excluding public holidays or send an email to gsrc.ecom@computershare.com.hk.

Yours faithfully,
Guangshen Railway Company Limited

Note:	(1) This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communication). If you have sold or transferred your shares in the Company, please disregard this letter and the Request Form on the reverse side.

各位非登記持有人(1)：

廣深鐵路股份有限公司（「本公司」）

–2012臨時股東大會通知之發佈通知（「本次公司通訊文件」）

本公司的本次公司通訊文件中、英文版本已上載於本公司網站( www.gsrc.com)及香港聯合交易所有限公司（「聯交所」）披露易網站(www.hkexnews.hk)，歡迎瀏覽。

如閣下欲收取本次公司通訊文件之印刷本，請填妥在本函背面的申請表格，並使用隨附之郵寄標籤寄回本公司之H股證券登記處香港證券登記有限公司（「香港證券登記處」）(如在香港投寄，毋須貼上郵票；否則，請貼上適當的郵票) 。香港證券登記處地址為香港灣仔皇后大道東183號合和中心17M樓。申請表格亦可於本公司網站( www.gsrc.com)或聯交所披露易網站(www.hkexnews.hk)內下載。

如閣下對本函內容有任何疑問，請致電本公司電話熱線(852)2862 8688，辦公時間為星期一至五（公眾假期除外）上午9時正至下午6時正或電郵至( gsrc.ecom@computershare.com.hk)。

廣深鐵路股份有限公司
謹啓

2012年8月10日

附註：	(1) 此函件乃向本公司之非登記持有人(“非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。如果 閣下已經出售或轉讓所持有之本公司股份，則無需理會本函件及所附申請表格。

(a joint stock limited company incorporated in the People’s Republic of China)

（於中華人民共和國註冊成立之股份有限公司）

(Stock Code / 股份代號：00525)

Request Form申請表格

To:	Guangshen Railway Company Limited (the “Company”) c/o Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong	致：	廣深鐵路股份有限公司（「本公司」） 經香港證券登記有限公司 香港灣仔皇后大道東183號 合和中心17M樓

I/We would like to receive the current and future Corporate Communications*of the Company as indicated below:

本人／我們希望以下列方式收取　貴公司之本次及將來 公司通訊文件*：

(Please mark ONLY ONE (X) of the following boxes)

(請從下列選擇中，僅在其中一個空格內劃上「X」號)

☐	to receive the printed English version of all current and future Corporate Communications ONLY; OR 僅收取所有本次及將來公司通訊文件之英文印刷本；或

☐	to receive the printed Chinese version of all current and future Corporate Communications ONLY; OR 僅收取所有本次及將來公司通訊文件之中文印刷本；或

☐	to receive both printed English and Chinese versions of all current and future Corporate Communications. 同時收取所有本次及將來公司通訊文件之英文及中文印刷本 。

Signature:
簽名

Contact telephone number:	Date:
聯絡電話號碼	日期

Notes :

附註：

1.	Please complete all your details clearly. 請閣下清楚填妥所有資料。

2.

This letter is addressed to Non-registered holders (“Non-registered holder” means such person or company whose shares are held in The Central Clearing and Settlement System (CCASS) and who has notified the Company from time to time through Hong Kong Securities Clearing Company Limited to receive Corporate Communications).

此函件乃向本公司之非登記持有人( “非登記持有人”指股份存放於中央結算及交收系統的人士或公司，透過香港中央結算有限公司不時向本公司發出通知，希望收到公司通訊)發出。

3.	Any form with more than one box marked (X), with no box marked (X), with no signature or otherwise incorrectly completed will be void. 如在本表格作出超過一項選擇、或未有作出選擇、或未有簽署、或在其他方面填寫不正確，則本表格將會作廢。
4.

The above instruction will apply to all current and future Corporate Communications to be sent to you until you notify to the Company’s H Share Registrar c/o Hong Kong Registrars Limited to the contrary or unless you have at anytime ceased to have holdings in the Company.

上述指示適用於發送予閣下之所有本次及將來公司通訊文件，直至閣下通知本公司之H股股份證券登記處香港證券登記有限公司另外之安排或任何時候停止持有本公司的股份。

5.	For the avoidance of doubt, we do not accept any special instructions written on this Request Form. 為免存疑，任何在本申請表格上的額外手寫指示，本公司將不予處理。

*	Corporate Communications include but not limited to (a) the directors’ report, its annual accounts together with a copy of the auditors’ report and, where applicable, its summary financial report; (b) the interim report and, where applicable, summary interim report; (c) a notice of meeting; (d) a listing document; (e) a circular; (f) a proxy form; and (g) a attendance confirmation reply form.

公司通訊文件包括但不限於：(a)董事會報告、年度財務報表連同核數師報告及如適用，財務摘要報告；(b)中期報告及如適用，中期摘要報告；(c)會議通告；(d)上市文 件；(e) 通函；(f)投票代理委託書及(g) 確認出席回執。

郵寄標籤MAILING LABEL
閣下寄回此申請表格時，請將郵寄標籤剪貼於信封上。 如在本港投寄毋須貼上郵票。 Please cut the mailing label and stick this on the envelope to return this Request Form to us. No postage stamp necessary if posted in Hong Kong.	香港證券登記有限公司 Hong Kong Registrars Limited 簡便回郵號碼Freepost No. 37 香港Hong Kong